UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 1, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Protalix BioTherapeutics, Inc.

File No. 000-27836 - CF#27752

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Protalix BioTherapeutics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 8, 2007, as amended on September 20, 2007.

Based on representations by Protalix BioTherapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through January 8, 2017
Exhibit 10.7	through January 8, 2017
Exhibit 10.8	through January 8, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel